stewart

STEWART INFORMATION SERVICES CORPORATION 2002 ANNUAL REPORT


MAGNIFICENT
CUSTOMER EXPERIENCE
AWARD

WINNING

Every season, teams throughout the world meet on the field of play. Each in pursuit of victory and ultimately, to be the very best there is.

In every victory, attributes such as teamwork, experience, talent, commitment and training are instrumental in the drive to success. On the following pages, we chose to highlight three other attributes of a winning effort: strategy, leadership and performance. We tell of Stewart employees and managers who exemplify these attributes. We tell how these efforts are moving Stewart toward increased shareholder value and a ***magnificent customer experience***. And as we look back on a winning season in 2002, we look with confidence to a successful 2003.

ABOUT THE COMPANY

Stewart is a technology driven, strategically competitive, global real estate information company providing title insurance and related services through more than 6,400 issuing locations in the United States and several international markets. Stewart delivers services required by the real estate and mortgage industries for settlement using e-commerce – including title reports, flood determinations, document preparation, property reports, background checks and online property auctions. Stewart also supplies post-closing services to lenders, automated county clerk land records, property and land ownership mapping, geographic information services for governmental entities and expertise in tax-deferred exchanges.

FINANCIAL HIGHLIGHTS

	2002	2001
Per share amounts:		
Net earnings - diluted	$ 5.30	$ 2.98
Book value	27.84	22.16
Market price as of December 31	21.39	19.75
Price range		
High	22.50	22.25
Low	15.05	15.80
Amounts in millions:		
Revenues	$ 1,779.7	$ 1,271.6
Net earnings	94.5	48.7
Total assets	842.3	677.9
Stockholders' equity	493.6	394.5

TABLE OF CONTENTS

FELLOW SHAREHOLDERS, ASSOCIATES AND CUSTOMERS

From top down and bottom up we foster an attitude of integrity and character in the winning culture that permeates our company. Our performance execution resulted in again making the prestigious *Forbes Platinum 400* list of America's best performing big companies for 2002 – with the best increase in revenue in the last twelve months in the insurance segment. In fact, Stewart topped the entire insurance industry for the second year in a row, enjoying the best five-year compound annual earnings per share growth rate. Stewart was added to the *Fortune 1000* in April 2002 and remains on Standard & Poor's SmallCap 600 Index. This was achieved by remaining focused on taking care of business and delivering on promises.

Financial summary Stewart set records in every quarter in 2002 in revenues, earnings and earnings per share, culminating in the best financial performance in our 110-year company history. Revenues in 2002 were $1.8 billion, net profits were $94.5 million and net earnings were $5.30 per share. While much of this resulted from all-time high home sales and refinance activity, also contributing were our industry-best growth in market share and increased production and profitability from Stewart Mortgage Information – a unit providing the mortgage industry with a wide array of services.

Game plan Our game plan is to continue growing market share and improving margins – viewing these as a marathon rather than a sprint. We were pleased with the results of our reengineering of the company in 2000, helping us to deliver a record financial performance in 2002. We strive to inform prospective investors about Stewart's outstanding associates, growing profitability and strong balance sheet.



Malcolm S. Morris

We will continue our international expansion, taking our multi-faceted expertise to countries around the world. From title insurance in Mexico to land records modernization in Romania, Stewart enhances the benefits of property ownership.

Acquisitions remain an important part of the playbook and are not limited to title agencies. Our recent purchase of a majority ownership in GlobeXplorer, an Internet provider of satellite images and aerial photography, provides significant synergy to existing mapping and real estate information sales units within Stewart.

Stewart's five-year technology plan looks to continue delivering world-class information technology solutions that enhance the real estate transaction process. This technology empowers our customers to make them better informed and more productive. Stewart released SureClose®, an electronic transaction management platform facilitating communication in a real estate transaction. Parties to the transaction are able to track the closing process, receive electronic notification of document delivery, scheduled and completed events and view documents prior to closing, 24 hours a day, seven days a week. This Internet-based e-commerce site saves time, reduces expenses, streamlines the closing process, helps build solid long-term business relations with our customers and makes home ownership more accessible.

Outlook Real estate remained robust in a flat economy in 2002. Following that trend, we enjoyed the highest number of orders for any fourth quarter in our history. The outlook for 2003 is for strong sales and construction levels at just slightly reduced levels from the prior year. Although Fannie Mae is forecasting a reduction in one-to-four family lending for 2003, that is based primarily on a reduction in refinance activity, a segment that yields lower revenues.



Stewart Morris, Jr.

Prospects for commercial real estate transaction volume are up with the backing of a terrorism insurance bill passed by Congress and signed into law by President Bush. Our National Title Services group continues to deliver a growing pipeline of pending commercial transactions. Growing global recognition of the value and need for title insurance bodes well for ongoing international expansion, growth and profitability.

To our customers we promise to continue to provide *magnificent service*. Our goal is for consistent customer satisfaction to be achieved by continuous improvement, use of best practices and training of our outstanding associates. We measure this by a systematic sampling of our customers.

We have an outstanding team of talent at Stewart that benefits from the stellar guidance of a highly qualified board of directors. To each associate and board member we extend our sincere appreciation.

And to our shareholders we deliver the promise to continue to execute in a manner of integrity and honesty. Stewart is a team with quality associates, leadership and assets.

Malcolm S. Morris
Chairman of the Board and
Co-Chief Executive Officer

Stewart Morris, Jr.
President and
Co-Chief Executive Officer



Stewart Geo Technologies is an end-to-end provider of geospatial products and services such as mapping, geographic information systems (GIS) and consulting. President and CEO Kas Ebrahim (center) works with Diana Jackson and Brad Arshat to direct the company.

Strategy

A plan of action. Essential for determining the route to success: set goals and the method to achieve them. It's as simple as throwing four balls to walk the league-leading batter or as complex as a nickel versus a 4-3 football defense.

Stewart has refocused its strategic planning process for 2003 and beyond, building upon the achievements of 2002. Company leadership considered mission, vision, and critical business, organizational and competitive factors. Goals and specific initiatives to achieve them begin with employee effectiveness, move to customer satisfaction, improving internal operations and growing profit margins. The end result – increasing shareholder value.


Stewart Goals
GOAL 1:
GOAL 2:
GOAL 3:
GOAL 4:

As the driving force behind Stewart's strategic planning process, Liz Henshaw melds mission and vision, facilitates goal setting and methodologies, and helps formulate measurements to determine progress. She is the director of Strategy and Quality.

The 2001 strategic planning team set ambitious goals for the operating units to examine and incorporate in their 2002 budgets. Rather than a long laundry list of operation-level goals as done in previous years, the team set five broad corporate goals and determined measurements to indicate progress. Inspired by a call to "break down the walls" within Stewart, cross selling was the number one 2002 goal. It called for a significant shift in corporate culture.

Cross selling Several Stewart companies have been developed to serve specific customer needs. For example, Stewart Mortgage Information (SMI) customers are primarily lenders and Stewart International focuses on customers located outside the United States. While both independent and affiliated title agencies use Stewart underwriters for their title insurance, neither group was aware of the breadth and depth of all Stewart products and services. In the new cross-selling environment, Stewart Title offices teamed with SMI, allowing lender customers to order flood certificates when they placed title orders. Stewart Order Entry is an online program enabling Stewart Title offices to bring bundled SMI services to the lenders they work with every day – creating new business opportunities, better customer service and more business for SMI.

E-commerce integration Another goal called for electronic commerce integration with customers. Already a leader in offering lender services via e-commerce, SMI products and services also are available through the new Freddie Mac Loan Prospector® Web site. SMI subsidiary Online Documents Inc. provides software and forms needed to execute an accurate and complete loan origination package, including the outsource capability for XHTML documents under the new Fannie Mae eMortgageDocs guidelines.

SureClose® roll out Another e-commerce goal central to Stewart's strategy is the national roll out of SureClose, its transaction management system that allows all parties – sellers and refinance customers, buyers, real estate agents and brokers, builders, lenders, title companies and settlement service providers – access to their real estate transaction through a secure,



Australia is a prime target in Stewart's international strategy. Housing loans are 50 percent of banks' lending, and $AU165 billion in loans was written from July 1, 2001 to June 30, 2002. Stewart will work with the legal network to issue title insurance.

Stewart Title Insurance Company, New York, was a major underwriter on the 2002 sale of the fee interest in the Empire State Building. The notably complex transaction speaks of the ability of Stewart's talented, high-quality underwriting associates.



President Kent Weiand (left) leads the team making Ultima Corp. the nation's premier provider of title plant software. Ultima's innovative TitleSearch 5.0 offers automated search analysis. The Hardy, Arkansas, company was a late 2001 Stewart acquisition.

password-protected Web site. Following a two-year development period and a successful beta test, as of the end of 2002 Stewart had installed more than 100 active SureClose locations across the country. Beta testing is underway for SureClose integration with the AIM® title production system, a crucial link to providing a fully electronic transaction.

Expand new business opportunities Another Stewart goal led to three significant acquisitions and two significant alliances. Stewart acquired Ultima Corp., a premier title plant software developer and supplier. Ultima's TitleSearch® product merged with Landata Title Plant for Windows®, with the new TitleSearch 5.0 offering automated search analysis – a huge step toward greater productivity. SMI acquired AMSauctions.com, a company specializing in online auctions of bank-owned (REO) properties, and renamed it RealtyBid International. The company's redesigned Web site at www.realtybid.com is a cost-effective method for lenders to sell their foreclosure inventory and is expanding its list of auction categories to include luxury homes, ranches and commercial, builder and developer properties listed by real estate professionals.

Two Landata subsidiaries merged to become Stewart Geo Technologies and acquired GlobeXplorer, a geographic data integration and publishing company furnishing online access to the world's largest commercial library of geo-referenced digital aerial imagery. Stewart will utilize GlobeXplorer's warehousing and networking technology to provide more efficient Internet access to its real estate data sources, including title and public records information, flood hazard analyses and geographic information systems (GIS).

A strategic alliance with GMAC Real Estate™ brings greater exposure of Stewart title insurance, escrow and closing services to more than 20,000 GMAC sales associates working in 1,300 company-owned and franchised real estate offices in North America. Stewart will develop title programs and closing services, customized to meet the business needs of GMAC Real Estate franchisees. Stewart also teamed with Rapattoni Corp., the nation's leader in management information software for real estate associations, to integrate the two companies' products and services. For instance, the agent-centric e-marketing tools offered by Stewart Realty Services now may be accessed on the agents' desktop via the Rapattoni Internet-based multiple listing system (MLS).





California market share and revenue have grown; two leaders show why. Santa Clara County Division President Jim Cortese (left) methodically hires the best people to build a dynamic team. District Manager Roy Frank delivers Stewart services to help independent agencies succeed.

Leadership

More than administration or even skill, leadership is forming a team of people who bring out the best in each other. Just as Michael Jordan matured from fiery individual scoring to a team-oriented approach, leading the Chicago Bulls to six NBA championships.

A leader knows the right risks to take and when. Just as Wayne Gretzky skates to where the puck will be. The Great One accelerates while skating and releases his shot quickly before the goalie can defend. In the game of life, leaders such as Rudy Giuliani motivate with strong beliefs and organizational purpose. After directing New York's economic recovery of the 1990s, he inspired the loyalty and courage of a nation after 9/11.

Stewart Title Services of Indiana and CEO Steve Hargrove (right) lead the Midwest in using SureClose. Customer Glen Oates of The Schabel Mortgage Co. (left) runs his business with SureClose as an integral part, using it to track progress on loans anytime, 24x7.



Stewart Title of Washington shows how implementing technology from a thorough business plan is successful, based on order count, profitability and market share. President Rick Weidenbach and Escrow Manager Susan Weidenbach pilot the enthusiastic office.



The economic story of 2002 was the U.S. residential housing market. Powered by historically low mortgage interest rates, the home sales engine ran flat-out. Whether second generation immigrants buying a first home, apartment dwellers cashing in on deductions for property taxes and mortgage interest, or boomers seeking a better investment vehicle, buyers moved into 5.6 million resale homes and nearly one million new homes last year.

A July 2002 study by HomeGain, an Internet provider of consumer real estate services, determined that technology has given an added boost to the national market. *The Technology Factor: A Dynamic Boost for the Housing Market* concluded that increased media exposure for homes, homebuying efficiency, industry productivity, and consumer time and cost savings – all brought on by technology – have combined to make the real estate market more efficient and increase home sales. The study said 81 percent of sellers surveyed used the Internet for some portion of their home sale; 74 percent of buyers viewed home listings online. Average days from listing to contract have dropped 40 percent because buyers use the Internet to shorten their home search. The study also found that consumers using the Internet to learn about the home-buying process and search property listings are more likely to go to closing. Using the Web boosted their confidence level.



Merrimack County Register Kathi L. Guay (front right) risked angry abstractors and attorneys when she changed to the Landata LANDSCAN® document and recording system. Her New Hampshire office now ensures greater accuracy of property information and saves taxpayers' money.

TRANSACTION MANAGEMENT Consumers expect the same transparency and instant access to information in the contract-to-closing portion of the real estate transaction. Transaction management (TM) is an Internet-based service allowing access to a real estate transaction via a secure, password-protected Web site. SureClose is Stewart's TM service, enabling 24x7 access to a transaction's status and documents by all the parties – sellers and refinance customers, buyers, real estate agents and brokers, builders, lenders, title agencies and other settlement service providers.

Following a two-year development period and a successful beta test, Stewart announced the SureClose national release in November 2002. At that time 78 active locations were installed nationwide. *The Title Report* quoted Stephen Bedikian, a real estate technology and e-business strategy consultant: "Stewart's announcement of SureClose is a sure sign that the industry is getting serious

Executive Title converted its 109 users from another underwriter's software to AIM for Windows on Titlelogix in only two months. President and CEO Rich Yankowski cut IT costs, increased income and orders per person, and grew the company 50 percent over the last two years.



about transaction management. Stewart's focus on its direct operations and affiliates is also likely to lead to the successful product adoption that has so far eluded other transaction management vendors." Bedikian also said the distinguishing feature of the second generation products is their integration with legacy title production systems.

AIM INTEGRATION Stewart is beta testing the updated AIM title production system to integrate with SureClose – crucial to its ability to offer a seamless contract-to-closing solution for its customers. As of early 2003, Stewart has updated four Alpha-based and two Windows-based AIM systems for SureClose integration. Stewart Title Services of Indiana was the first SureClose site to upgrade its VAX AIM (Alpha) system. "It's the integral piece to make SureClose successful," said CEO Steve Hargrove. "With SureClose, we give our associates the tools they need to handle their workload and to be accountable for their results."

In December, Stewart Title of Washington in Seattle upgraded its AIM for Windows to integrate with SureClose. A technology innovator, the office has been a beta test site for SureClose, several versions of AIM, and the new Stewart Order Entry. "We are in a very competitive, rate-driven market, and we look to technology to make us more effective and productive," said President Rick Weidenbach. "Improving our systems enhances our ability to be consistent with our service levels."

For one affiliate, upgrading AIM for Windows to integrate with SureClose will be an even easier task – since all of its computer services are housed in Houston through the Titlelogix® managed service partner (MSP). An MSP hosts, manages and delivers applications to users from an off-site, centralized location, similar to an application service provider (ASP), and it also provides access to bundled information technology (IT) services. "The Titlelogix team and Landata work with (Stewart) Region D to solve problems and make things happen," said Rich Yankowski, president and CEO, Executive Title Insurance Services Inc. The company has 11 closing offices, an administration office and a title plant located in Southwest Florida. With all offices accessing the same information through Titlelogix, it's a smoother operation and Yankowski has improved its bottom line.

The San Francisco Olympic Club is the oldest athletic club in the United States, founded in 1860. Stewart's National Title Services issued the title insurance for the club's recent renovation and expanded facilities.





Stewart's Online Documents Inc. provides eMortgageDocs (SMARTDocs) meeting Fannie Mae delivery requirements and MISMO specifications. President Joan Ingham (center), Shaun Cottingham (left) and Joe Watters work to offer a cost effective outsource solution for lenders.

Performance

The execution of the plan. It requires a commitment to being the best you can be – just as Tiger Woods personifies golf, from the power of his drives to the discipline of his mind. There is no harder worker, and success has only spurred him on to greater achievement.

Stewart does not rest upon its legacy of financial stability, integrity and magnificent customer service. We continue the pursuit, just as Lance Armstrong pursues victory number five after winning four Tour de France championships in a row. And while our obstacles are not as daunting as his, we work with the same fierce determination: to enhance the real estate transaction process.



National customers rely on professionals such as Senior Underwriter Rich Blumenthal and Sandy Hollenbeck, NTS Business Development, to provide special title and closing expertise. Stewart was lead underwriter on the Millennium Four Seasons Hotel & Residences in San Francisco.


stewart
TLC!
technology
relationships

Stewart highlights its products and services to the 20,000 Realtors® who attend the annual NAR Conference & Expo. National Title Services Kathy Bush-Soulé (facing, right) led the NAR effort assisted by Stewart Title of California's Terry Thomason (facing, left).

Each November, some 20,000 real estate professionals gather for the National Association of Realtors® (NAR) Conference & Expo. They meet to network, to determine policies, to be inspired, to exchange ideas and to learn. And for the past four years, they have lined up by the thousands to take courses on technology. They line up for classes on digital photography, on using a Palm Pilot™, on Web page creation, on Microsoft® Outlook® and PowerPoint®, and on creating online virtual home tours – classes sponsored by, presented by, designed by and hosted by Stewart in the Technology Learning Center (TLC).

NAR Technology Learning Center Stewart provided 50 computers and assisted with 22 classes for the first TLC, held at the 1999 NAR Conference. Reaction from Realtors was very positive, and Stewart was asked to return with a larger presence. From 2,200 students in 1999 to 5,700 students in 2002, the TLC has grown in stature, with 75 classes now presented over the four-day conference. In 2002, it took nearly 100 Stewart employees and managers, industry instructors and vendor partners to handle the teaching, proctoring and room management for the TLC. Setting up 230 computers in five rooms with the software required for multiple courses is a huge endeavor in itself.

Why has Stewart made this extraordinary investment in presenting the TLC classes? "We are providing Realtors with the hands-on training that is vital to their success in today's dynamic marketplace," said Malcolm S. Morris, Stewart chairman and co-CEO. Morris attends the NAR Conference and proctors in several TLC sessions each year to personally assess the value to customers. "The NAR Conference is Stewart's single largest business development and marketing program annually, offering us an unparalleled opportunity to expand and secure preferential relationships with the residential Realtor community nationwide," he added. Stewart also spotlights its products and services at the NAR trade show. Demonstrations of the SureClose transaction management system drew great crowds to the booth, and Realtors went home seeing Stewart as their partner in technology training and education.

National customers That kind of individual and team effort is duplicated every day across the Stewart enterprise. Stewart's National Title Services (NTS) division and National Legal Department work hand-in-hand

The Cabo del Sol golf resort community stretches along two miles of dramatic coastline at the tip of Baja California Sur, Mexico. Stewart Title Guaranty de Mexico issues title policies and its Houston office provides escrow services for the project's residential properties.


stewart

Stewart's Marketing and Communications supports local sales efforts to increase market share, generate profits and expand Stewart's brand. Director Ginny Abiassi (left) details sales and marketing solutions to Stewart Title of Kansas City's Mary LeAnn Bradshaw.

with its network of 6,400 issuing offices to provide expert title, closing and underwriting services for national commercial and residential customers. Developers, pension funds and REITs, real estate attorneys, asset managers, *Fortune 500* companies and corporate relocation companies depend on Stewart to handle their most complex real estate transactions. From the Empire State Building in New York to the Four Seasons Hotel in San Francisco, Stewart's dedicated professionals deliver custom solutions for every transaction. They deliver magnificent customer service with responsiveness, cost effectiveness and consistency.

Stewart brand While old fashioned values of financial strength and integrity don't go out of style – in fact, they're more in style now than ever – the way they're expressed sometimes needs a good polishing. Individual Stewart operations serving specific market segments had developed a plethora of trademarks, logos, names and symbols to represent products and services. There was no common visual element that tied the Stewart name across the Stewart family for all the Stewart customers.

A comprehensive branding effort began in 2000 with a new logo: a clean, lowercase "stewart" with an arrow below for the Stewart division, affiliate or product. The "Sanctity of Contract" symbol was updated in late 2001 to be used as the new Stewart icon with the logo. During 2002, new signage was installed in every Stewart affiliate office. The StewartMarketing.com password-protected Web site was launched to provide affiliates and independent issuing offices access to Stewart-branded promotional items, marketing materials, and customizable ads and logos. In January 2003, the new Stewart.com Web site debuted, with vertical portals (vortals) serving specific customer segments, including homebuyers/sellers, title agencies, real estate agents, lenders, commercial customers, attorneys, relocation customers, international customers and investors. "We are sending a clear and consistent message with this distinctive logo and icon, and creating a brand identity that will distinguish Stewart from its competitors in the marketplace," said Ginny Abiassi, senior underwriter and director of Marketing and Communications.




personal & company
web-page hosting
farming tools

Stewart's technology team includes (left to right) Kelly Hawkins, Stewart director of Realty Technology and Mike Davis, Stewart chief information officer and president of Landata Systems; (back) Gary Morris, Stewart chief technology officer and vice president, Landata Systems Technical Services division and Brian Davenport, chief information officer, Stewart Mortgage Information; (right front) Julie Emshoff, vice president, Landata Systems Products division and Gregg Humphries, Stewart director of Agent Technology.

Technology accomplishments and vision In November 2002, Stewart strengthened its executive technology management by elevating Mike Davis to chief information officer (CIO). Davis had served as chief technology officer (CTO) since July 2001, and also serves as president of Landata Systems, Stewart's technology and automation division. Gary Morris, vice president of Landata Systems Technical Services division, became the new CTO. Davis will develop technology strategy for the entire Stewart organization, while Morris will concentrate on the infrastructure aspects of implementing that strategy.

Stewart's five-year technology plan looks to continue delivering world-class IT solutions that enhance the real estate transaction process. The initiatives that will allow Stewart to fulfill that vision include: full-service transaction management using SureClose as the primary method of delivering products and communication with all the parties in the transaction; a unified, Web-based national real estate information portal for multiple customer types; implementation of an enterprise customer relationship management (CRM) solution; an integrated framework for electronic ordering and delivery of real estate-related products and services; and increasing shareholder value by growing revenue and cutting time and costs in operational processes.

2002 Financials

Forward-Looking Statements

All statements included in this report, other than statements of historical facts, addressing activities, events or developments that we expect or anticipate will or may occur in the future, are forward-looking statements. Such forward-looking statements are subject to risks and uncertainties including, among other things, changes in mortgage interest rates, employment levels, actions of competitors, changes in real estate markets, general economic conditions, legislation (primarily legislation related to title insurance) and other risks and uncertainties discussed in our filings with the Securities and Exchange Commission.

Selected Financial Data

(Ten year summary)

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
In millions of dollars										
Total revenues	**1,779.7**	1,271.6	935.5	1,071.3	968.8	708.9	656.0	534.6	611.1	683.6
Title segment:										
Operating revenues	**1,684.9**	1,187.5	865.6	993.7	899.7	657.3	609.4	496.0	599.5	672.9
Investment income	**20.7**	19.9	19.1	18.2	18.5	15.9	14.5	13.6	12.4	10.3
Investment gains (losses)	**3.0**	0.4	0	0.3	0.2	0.4	0.1	1.0	(0.8)	0.4
Total revenues	**1,708.6**	1,207.8	884.7	1,012.2	918.4	673.6	624.0	510.6	611.1	683.6
Pretax earnings	**145.1**	75.3	5.8	43.6	73.2	29.2	22.5	10.8	13.8	37.6
REI segment: [1]										
Revenues	**71.1**	63.8	50.8	59.0	50.4	35.3	32.0	24.0		
Pretax earnings (losses)	**8.8**	5.3	(4.7)	3.0	3.1	(5.5)	0.4	(0.1)		
Title loss provisions	**75.9**	51.5	39.0	44.2	39.2	29.8	33.8	29.6	40.2	58.6
% of title operating revenues	**4.5**	4.3	4.5	4.4	4.4	4.5	5.6	6.0	6.7	8.7
Goodwill expense	**–**	3.0	1.8	1.7	1.2	1.0	0.9	0.6	0.3	0.2
Net earnings	**94.5**	48.7	0.6	28.4	47.0	15.3	14.4	7.0	9.7	23.7
Cash flow from operations	**162.6**	108.2	31.9	57.9	86.5	36.0	38.3	20.6	27.7	54.3
Total assets	**842.3**	677.9	563.4	535.7	498.5	417.7	383.4	351.4	325.2	313.9
Long-term debt	**7.4**	7.0	15.4	6.0	8.9	11.4	7.9	7.3	2.5	3.0
Stockholders' equity	**493.6**	394.5	295.1	284.9	260.4	209.5	191.0	174.9	156.4	156.2
Per share data [2]										
Average shares – diluted (in millions)	**17.8**	16.3	15.0	14.6	14.2	13.8	13.5	12.7	12.5	12.4
Net earnings – basic	**5.33**	3.01	0.04	1.96	3.37	1.12	1.08	0.56	0.78	1.93
Net earnings – diluted	**5.30**	2.98	0.04	1.95	3.32	1.11	1.07	0.55	0.77	1.90
Stockholders' equity	**27.84**	22.16	19.61	19.39	18.43	15.17	14.17	13.68	12.59	12.69
Market price:										
High	**22.50**	22.25	22.31	31.38	33.88	14.63	11.32	11.25	10.71	10.17
Low	**15.05**	15.80	12.25	10.25	14.25	9.38	9.82	7.57	7.19	6.25
Year end	**21.39**	19.75	22.19	13.31	29.00	14.50	10.38	10.75	7.69	10.00

[1] Prior to 1995, segment operations for real estate information services were not reported separately from title operations and were less significant.

[2] Restated for a two-for-one stock split in May 1999 and a three-for-two stock split in April 1994, effected as stock dividends.

General. Our primary business is title insurance. We close transactions and issue policies on homes and other real property located in all 50 states, the District of Columbia and several foreign countries through more than 6,400 issuing locations. Our direct operations include affiliated agencies while agency operations include nonaffiliated agencies that have underwriting contracts with us. We also sell electronically delivered real estate services and information, as well as mapping products and geographic information systems, to domestic and foreign governments and private entities.

Our business has two main segments: title insurance and real estate information (REI). These segments are closely related due to the nature of their operations and common customers. The segments provide services throughout the United States through a network of offices, including both direct operations and agencies. Although we conduct operations in several international markets, at current levels non-USA operations are generally immaterial with respect to our consolidated financial results.

Generally, the principal factors that contribute to increases in our operating revenues for our title and REI segments include:

- declining mortgage interest rates, which usually increase home sales and refinancing transactions;
- rising home prices;
- higher premium rates;
- increased market share;
- opening of new offices, acquisitions; and
- a higher ratio of commercial transactions that, although relatively few in number, typically yield higher premiums.

These factors may override the seasonal nature of the title business.

Critical accounting policies. We believe the accounting policies that are the most critical to our financial statements, and that are subject to the most judgment, are those relating to title loss reserves, premium revenue recognition and recoverability of long-lived assets, such as goodwill and title plants.

Title loss reserves represent the aggregate future payments, net of recoveries, that we expect to incur on policy and escrow losses and in costs to settle claims. Future title loss payments are difficult to estimate due to the complex nature of title claims, the length of time over which claims are paid, the significantly varying dollar amounts of individual claims and other factors. Loss provision amounts are based on reported claims, historical loss experience, title industry averages, the current legal environment and the types of policies written. The title loss reserves are continually reviewed and adjusted, as appropriate. Independent actuaries review the adequacy of the reserves on an annual basis.

Premium revenues on title insurance written by our direct title operations are recognized as revenue at the time of the closing of the related real estate transaction. Premium revenues on title insurance policies written by agencies are recognized primarily when policies are reported to us. Revenues are recorded on a total premium basis versus net to the underwriter. We accrue for unreported policies where reasonable estimates can be made based on historical reporting patterns of agencies, current trends and known information about agencies.

We review the carrying values of title plants and other long-lived assets if certain events occur that may indicate impairment. Impairment is indicated when the projected undiscounted cash flow over the estimated life of an asset is less than its carrying value. If impairment is determined by management and an independent valuation, the book amount is written down to fair value by calculating the discounted value of projected cash flows. In accordance with SFAS No. 142 "Goodwill and Other Intangible Assets", goodwill for each reporting unit is tested for impairment annually and goodwill determined to be impaired is expensed to current operations.

Results of operations

A comparison of the results of operations of the Company for 2002 with 2001 and 2001 with 2000 follows.

Operating environment. According to published industry data, interest rates for 30-year fixed rate mortgages, excluding points, for the year 2002 averaged 6.5% as compared to 7.0% in 2001. Comparable rates averaged 8.1% in 2000.

In 2000 interest rates were on an upward trend, with rates reaching a peak of 8.5% in May. Rates then declined for seven consecutive months. In 2001 rates held steady at close to 7% for most of the year. In 2002 rates continued to hold steady at close to 7% until April. Rates then declined through December 2002, reaching a low of 5.9%.

Operating in these mortgage interest rate environments, real estate activity was strong in 2002 and 2001. Nationwide, refinancing transactions remained strong in 2002. The ratio of refinancings to total loan applications was 58.8% for 2002, 56.8% for 2001 and 21.3% for 2000. Refinancings usually have lower title insurance premium rates than real property sales. Existing home sales increased 5.0% in 2002 over 2001 and 2.8% in 2001 from 2000.

Title revenues. Our revenues from title operations increased 41.9% in 2002 over 2001 and 37.2% in 2001 from 2000.

Revenues from direct operations increased 31.2% in 2002 and 41.7% in 2001. The number of direct closings we handled increased 31.8% in 2002 and 55.7% in 2001. The largest revenue increases in both years were primarily in California, Texas and Florida. Direct closings relate only to files closed by our underwriters and subsidiaries and do not include closings by agencies. The average revenue per closing decreased 0.8% in 2002 and 9.3% in 2001 due to the higher ratio of refinancings in those years. In 2000 other revenues included $1.6 million in losses in an equity investee startup operation.

Premium revenues from agencies increased 50.4% to $995.3 million in 2002 and 33.8% to $661.9 million in 2001 from $494.6 million in 2000. The increases in 2002 and 2001 were primarily due to the increases in both refinancings and property sales. The largest revenue increases in both years were primarily in California, Pennsylvania, New York, Virginia and Texas.

Title revenues by state. The approximate amounts and percentages of consolidated title operating revenues for the last three years were:

	Amounts ($ millions)			Percentages		
	2002	2001	2000	**2002**	2001	2000
California	**305**	194	111	**18**	16	13
Texas	**234**	190	176	**14**	16	20
Florida	**119**	88	60	**7**	7	7
New York	**109**	78	67	**6**	7	8
All others	**918**	638	452	**55**	54	52
	1,685	1,188	866	**100**	100	100

REI revenues. Real estate information revenues were $71.1 million in 2002, $63.8 million in 2001 and $50.8 million in 2000. The increases in 2002 and 2001 resulted primarily from providing an increased number of post-closing services, flood determinations and electronic mortgage documents resulting from the large volume of real estate transactions.

Investments. Investment income increased 3.9% in 2002 and 4.3% in 2001 primarily because of increases in average balances invested, partially offset by lower yields. Certain investment gains in 2002, 2001 and 2000 were realized as part of the ongoing management of the investment portfolio for the purpose of improving performance. We realized a gain on the sale of investment real estate in 2002, but it was offset by a comparable after-tax loss of $1.2 million on the sale of WorldCom bonds. We also recorded gains in late 2002 when we sold certain investments primarily to maximize tax benefits and manage portfolio duration.

Agency retention. The amounts retained by agencies, as a percentage of revenues from agency operations, were 81.9%, 81.5% and 81.2% in the years 2002, 2001 and 2000, respectively. Amounts retained by title agencies are based on contracts between agencies and our title underwriters. The percentage that amounts retained by agencies bears to agency revenues may vary from year to year because of the geographical mix of agency operations and the volume of title revenues.

Selected cost ratios (by segment). The following table shows employee costs and other operating expenses as a percentage of related title and real estate information operating revenues for the last three years.

	Employee costs (%)			Other operating (%)		
	2002	2001	2000	**2002**	2001	2000
Title	**24.5**	27.6	29.7	**13.8**	15.6	18.2
REI	**57.0**	59.6	69.4	**26.8**	26.1	30.0

These two categories of expenses are discussed below in terms of year-to-year monetary increases.

Employee costs. Employee costs for the combined business segments increased 24.0% in 2002 and 25.1% in 2001. The number of persons we employed at December 31, 2002, 2001 and 2000 was approximately 7,800, 6,900 and 5,600, respectively. The increase in staff in 2002 and 2001 was primarily due to increased title and REI volume and acquisitions of new offices.

In our REI segment, employee costs increased in 2002 and 2001 primarily due to a shift in focus to provide more post-closing services to lenders. These services are considerably more labor intensive than other REI services.

Other operating expenses. Other operating expenses for the combined business segments increased 24.0% in 2002 and 16.9% in 2001. The increase in other operating expenses for the combined business segments in 2002 was in search fees, premium taxes, new offices and business promotion. In 2001 the overall increase was in new offices, search fees, premium taxes and rent.

Other operating expenses also include rent, telephone, supplies, title plant expenses, travel and auto. Most of these operating expenses follow, to varying degrees, the changes in transaction volume and revenues.

Our employee costs and certain other operating costs are sensitive to inflation. To the extent inflation causes increases in the prices of homes and other real estate, premium revenues are also increased. Premiums are determined in part by the insured values of the transactions we handle.

Title losses. Provisions for title losses, as a percentage of title operating revenues, were 4.5%, 4.3% and 4.5% in 2002, 2001 and 2000, respectively. The continued improvement in industry trends in claims and increases in refinancing transactions, which generally result in lower loss exposure, have led to lower loss ratios.

Income taxes. The provisions for federal, state and foreign income taxes represented effective tax rates of 38.6%, 39.6% and 47.1% in 2002, 2001 and 2000, respectively. The 2000 effective rate was higher primarily due to state income taxes, which were proportionately higher in relation to taxable income.

Liquidity and capital resources. In 2001 and 2000 we financed a portion of the purchase price of certain acquisitions through the issuance of $3.2 million and $4.9 million, respectively, of our Common Stock. Acquisitions during 2002, 2001 and 2000 resulted in additions to our goodwill of $11.7 million, $19.3 million and $7.5 million, respectively.

We filed a registration statement with the Securities and Exchange Commission and in August 2001 issued 2.5 million shares of Common Stock at $19 per share, resulting in net proceeds of $44.5 million.

Cash provided by operations was $162.6 million, $108.2 million and $31.9 million in 2002, 2001 and 2000, respectively. Cash flow from operations has been the primary source of financing for additions to property and equipment, expanding operations and other requirements. This source may be supplemented by bank borrowings. We do not have any material source of liquidity or financing that involves off-balance sheet arrangements.

A substantial majority of consolidated cash and investments is held by Stewart Title Guaranty Company (Guaranty) and its subsidiaries. Cash transfers between Guaranty and its subsidiaries and the Company are subject to certain legal restrictions. See Notes 2 and 3 to the consolidated financial statements.

Our liquidity, excluding Guaranty and its subsidiaries, is comprised of cash and investments aggregating $10.9 million and short-term liabilities of $1.6 million at December 31, 2002. We know of no commitments or uncertainties that are likely to materially affect our ability to fund cash needs. See Note 17 to the consolidated financial statements.

We consider our capital resources to be adequate. Our capital resources are represented by a low debt-to-equity ratio, in which long-term debt is $7.4 million and stockholders' equity is $493.6 million at December 31, 2002. We are not aware of any trends, either favorable or unfavorable, that would materially affect notes payable or stockholders' equity and we do not expect any material changes to the cost of such resources. However, significant acquisitions in the future could materially affect the notes payable or stockholders' equity balances.

Independent Auditors' Report

To the Stockholders and Board of Directors of
Stewart Information Services Corporation

We have audited the consolidated balance sheets of Stewart Information Services Corporation and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of earnings, retained earnings and comprehensive earnings and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stewart Information Services Corporation and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

KPMG LLP

Houston, Texas
February 14, 2003

Consolidated Statements of Earnings, Retained Earnings and Comprehensive Earnings

Years ended December 31	2002	2001	2000
		($000 Omitted)	
Revenues			
Title insurance:			
Direct operations	**689,588**	525,543	370,992
Agency operations	**995,283**	661,943	494,614
Real estate information services	**71,119**	63,821	50,749
Investment income	**20,694**	19,922	19,107
Investment gains – net	**3,032**	356	23
	1,779,716	1,271,585	935,485
Expenses			
Amounts retained by agencies	**814,651**	539,369	401,761
Employee costs	**453,304**	365,562	292,276
Other operating expenses	**250,933**	202,342	173,038
Title losses and related claims	**75,920**	51,454	38,999
Depreciation	**21,383**	19,637	19,144
Goodwill	**–**	3,011	1,807
Interest	**725**	2,216	2,266
Minority interests	**8,940**	7,414	5,048
	1,625,856	1,191,005	934,339
Earnings before taxes	**153,860**	80,580	1,146
Income taxes	**59,380**	31,894	540
Net earnings	**94,480**	48,686	606
Retained earnings at beginning of year	**258,746**	210,060	209,454
Retained earnings at end of year	**353,226**	258,746	210,060
Average number of shares outstanding – assuming dilution (000 omitted)	**17,826**	16,348	14,980
Earnings per share – basic	**5.33**	3.01	.04
Earnings per share – diluted	**5.30**	2.98	.04
Comprehensive earnings:			
Net earnings	**94,480**	48,686	606
Changes in other comprehensive earnings, net of taxes of $2,797, $1,158 and $2,985	**5,195**	2,151	5,528
Comprehensive earnings	**99,675**	50,837	6,134

See notes to consolidated financial statements.

Consolidated Balance Sheets

December 31	2002	2001
	($000 Omitted)	
Assets		
Cash and cash equivalents	139,156	60,706
Short-term investments	50,673	56,267
Investments in debt and equity securities, at market:		
Statutory reserve funds	306,501	239,084
Other	69,260	86,046
	375,761	325,130
Receivables:		
Notes	5,817	8,923
Premiums from agencies	33,348	17,738
Other	35,184	30,039
Less allowance for uncollectible amounts	(5,308)	(4,664)
	69,041	52,036
Property and equipment, at cost:		
Land	5,566	2,402
Buildings	8,913	7,823
Furniture and equipment	169,483	146,108
Less accumulated depreciation and amortization	(123,099)	(107,561)
	60,863	48,772
Title plants, at cost	40,036	37,715
Real estate, at lower of cost or net realizable value	2,598	4,126
Investments in investees, on an equity basis	10,674	12,158
Goodwill, less accumulated amortization of $13,479	66,885	52,971
Deferred income taxes	–	4,288
Other assets	26,586	23,694
	842,273	677,863
Liabilities		
Notes payable, including $7,354 and $6,966 long-term portion	14,195	13,794
Accounts payable and accrued liabilities	82,248	57,752
Estimated title losses	230,058	202,544
Deferred income taxes	11,284	–
Minority interests	10,896	9,233
Contingent liabilities and commitments		
Stockholders' equity		
Common - $1 par, authorized 30,000,000, issued and outstanding 16,681,212 and 16,751,240	17,007	16,868
Class B Common - $1 par, authorized 1,500,000, issued and outstanding 1,050,012	1,050	1,050
Additional paid-in capital	116,870	115,239
Retained earnings	353,226	258,746
Accumulated other comprehensive earnings:		
Unrealized investment gains	9,039	3,843
Foreign currency translations	305	306
Treasury stock - 325,669 and 116,900 Common shares, at cost	(3,905)	(1,512)
Total stockholders' equity ($27.84 and $22.16 per share)	493,592	394,540
	842,273	677,863

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31	2002	2001	2000
		($000 Omitted)	
Cash provided by operating activities (Note)	162,551	108,186	31,913
Investing activities:			
Purchases of property and equipment, title plants and real estate - net	(30,165)	(23,452)	(19,191)
Proceeds from investments matured and sold	163,737	70,074	87,325
Purchases of investments	(197,748)	(135,579)	(80,550)
Increases in notes receivable	(3,198)	(3,208)	(10,535)
Collections on notes receivable	6,305	11,531	1,733
Cash paid for equity investees	–	–	(6,863)
Cash paid for acquisitions of subsidiaries - net (see below)	(12,502)	(13,016)	(9,475)
Cash used by investing activities	(73,571)	(93,650)	(37,556)
Financing activities:			
Purchases of treasury stock	–	–	(1,512)
Distributions to minority interests	(7,713)	(5,926)	(4,814)
Proceeds from exercise of stock options	467	337	19
Proceeds from stock offering - net	–	44,509	–
Proceeds from notes payable	4,259	6,597	16,856
Payments on notes payable	(7,543)	(35,852)	(5,829)
Cash (used) provided by financing activities	(10,530)	9,665	4,720
Increase (decrease) in cash and cash equivalents	78,450	24,201	(923)
Note: Reconciliation of net earnings to the above amounts			
Net earnings	94,480	48,686	606
Add (deduct):			
Depreciation and amortization	21,383	22,648	20,951
Provisions for title losses in excess of payments	27,306	11,483	6,511
(Increase) decrease in receivables - net	(18,785)	(1,660)	576
Increase (decrease) in payables and accrued liabilities - net	21,878	18,450	(3,138)
Minority interest expense	8,940	7,414	5,048
Net (earnings) losses from equity investees	(3,420)	(1,345)	596
Dividends received from equity investees	2,892	2,275	1,132
Provisions for deferred income taxes	12,775	1,897	2,041
Other - net	(4,898)	(1,662)	(2,410)
Cash provided by operating activities	162,551	108,186	31,913
Supplemental information:			
Net assets acquired (purchase method):			
Goodwill	11,739	19,312	7,528
Title plants	537	5,056	5,239
Other	4,580	4,830	3,645
Liabilities assumed	(6,574)	(12,962)	(2,000)
Common stock issued	-	(3,220)	(4,937)
Treasury stock acquired	2,220	-	-
Cash paid for acquisitions of subsidiaries - net	12,502	13,016	9,475
Income taxes paid	23,645	14,615	528
Interest paid	730	1,649	1,687

See notes to consolidated financial statements.

Note 1

General. Stewart Information Services Corporation, through its subsidiaries (collectively, the Company), is primarily engaged in the title insurance business. The Company also provides real estate information services. The Company operates through a network of direct and agency offices throughout the United States. Approximately 32 percent of consolidated title revenues are generated in California and Texas. The operations in the international markets in which the Company does business are insignificant to consolidated results.

A. Management responsibility. The accompanying financial statements were prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), including management's best judgments and estimates. Actual results could differ from estimates.

B. New significant accounting pronouncements. The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" effective January 1, 2002, as required, and no longer amortizes goodwill. Instead, goodwill and other intangibles are reviewed no less than annually and amounts determined to be impaired will be expensed to current operations. The effect on the Company's results of operations is described in Note 7.

In accordance with SFAS No. 141 "Business Combinations", the Company has used the purchase method of accounting for business combinations occurring after June 30, 2001. The effect on the Company's consolidated financial position or results of operations was immaterial.

The Company adopted the stock-based compensation disclosure requirements of SFAS No. 148. See Note 1S. The impact on the Company's financial position or results of operations for the change in the fair value method of accounting for stock-based compensation, if adopted, is expected to be immaterial.

The Company adopted the disclosure requirements for guarantees required by FASB Interpretation No. 45 effective December 31, 2002. The Company will adopt the initial recognition and measurement provision of the non-contingent aspects of guarantees issued or modified after December 31, 2002 and currently anticipates no significant effect on the Company's consolidated financial position or results of operations.

The Company will adopt the requirements of consolidation of variable interest entities created or obtained after January 31, 2003 and related disclosures required by FASB Interpretation No. 46, effective June 15, 2003. The effect on the Company's consolidated financial position or results of operations is expected to be immaterial.

C. Reclassifications. Certain prior year amounts in the consolidated financial statements have been reclassified for comparative purposes. Net earnings, as previously reported, were not affected.

D. Consolidation. The consolidated financial statements include all subsidiaries in which the Company owns more than 50% voting rights in electing directors. Unconsolidated investees, owned 20% through 50%, and over which the Company exercises significant influence, are accounted for by the equity method. All significant intercompany accounts and transactions are eliminated and provisions are made for minority interests.

E. Statutory accounting. Stewart Title Guaranty Company (Guaranty) and other title insurance underwriters owned by the Company prepare financial statements in accordance with statutory accounting practices prescribed or permitted by regulatory authorities.

In restating to GAAP, the statutory premium reserve and the reserve for reported title losses are eliminated and, in substitution, amounts are established for estimated title losses (see Note 1G). The net effect, after providing for certain deferred income taxes, is included in consolidated retained earnings.

F. Revenue recognition. Operating revenues from direct title operations are considered earned at the time of the closing of the related real estate transaction. Premium revenues on title insurance policies written by agencies are recognized primarily when policies are reported to the Company. The Company accrues for unreported policies where reasonable estimates can be made based on historical reporting patterns of agencies, current trends and known information about agencies.

Revenues from real estate information services are considered earned at the time the service is performed or the work product is delivered to the customer.

G. **Title losses and related claims.** Estimating future title loss payments is difficult because of the complex nature of title claims, the length of time over which claims are paid, the significantly varying dollar amounts of individual claims and other factors.

The Company's liability for estimated title losses comprises both known claims and other losses expected to be reported in the future. The amount of the reserves represents the aggregate future payments, net of recoveries, that the Company expects to incur on policy and escrow losses and in costs to settle claims. Provisions are charged to income in the same year the related premium revenues are recognized. The amounts provided are based on reported claims, historical loss experience, title industry averages, current legal environment and types of policies written.

Amounts shown as the Company's estimated liability for future loss payments are continually reviewed for reasonableness and adjusted as appropriate. Independent actuaries also review the adequacy of the liability amounts on an annual basis. In accordance with industry practice, the amounts have not been discounted to their present values.

H. **Cash equivalents.** Cash equivalents are highly liquid investments that are convertible to cash or mature on a daily basis as part of the Company's management of day-to-day operating cash.

I. **Short-term investments.** Short-term investments comprise time deposits with banks and savings and loan associations, federal government obligations, money market accounts and other investments maturing in less than one year.

J. **Investments.** The Company has classified its investment portfolio as available-for-sale. Realized gains and losses on sales of investments are determined using the specific identification method. Net unrealized gains and losses on securities, net of applicable deferred taxes, are included in stockholders' equity. Any other than temporary declines in fair values of securities are charged to earnings.

K. **Property and equipment.** Depreciation is computed principally using the straight-line method at the following rates: buildings - 30 to 40 years and furniture and equipment - 3 to 10 years. Maintenance and repairs are expensed as incurred while improvements are capitalized. Gains and losses are recognized at disposal.

L. **Title plants.** Title plants include compilations of a county's official land records, prior examination files, copies of prior title policies, maps and related materials that are geographically indexed to a specific property. The costs of acquiring existing title plants and creating new ones, prior to the time such plants are placed in operation, are capitalized. Such costs are not amortized because there is no indication of any loss of value. The costs of maintaining and operating title plants are expensed as incurred. Gains and losses on sales of copies of title plants or interests in title plants are recognized at the time of sale.

M. **Goodwill.** Goodwill is the excess of the purchase price over the fair value of net assets acquired. Prior to January 1, 2002 goodwill was amortized using the straight-line method by charges to earnings generally over 20 to 40 years. Effective January 1, 2002, goodwill is not amortized but is reviewed no less than annually and, if determined to be impaired, is expensed to current operations. Goodwill impairment charges were $703,000 in 2001. There were no such charges in 2002 and 2000. See Note 1B.

N. **Other acquired intangibles.** The Company does not have any significant acquired intangible assets, other than title plants and goodwill.

O. **Long-lived assets.** The Company reviews the carrying values of goodwill, title plants and other long-lived assets if certain events occur that may indicate impairment. Goodwill is reviewed no less than annually. Impairment of all other long-lived assets is indicated when projected undiscounted cash flows over the estimated lives of the assets are less than carrying values. If impairment is determined by management, the book amounts are written down to fair values by calculating the discounted values of projected cash flows. See Note 1B.

P. **Fair values.** The fair values of financial instruments, including cash and cash equivalents, short-term investments, notes receivable, notes payable and accounts payable, are determined by reference to various market data and other valuation techniques, as appropriate. The fair values of these financial instruments approximate their carrying values. Investments in debt and equity securities are carried at their fair values.

Q. **Derivatives and hedging.** The Company does not invest in hedging or derivative instruments. Accordingly, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", which was effective January 1, 2001 for the Company, had no impact on the consolidated financial statements.

R. **Income taxes.** Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the tax bases and the book carrying values for certain assets and liabilities. Valuation allowances are provided as may be appropriate. Enacted tax rates are used in calculating amounts.

S. **Stock-based compensation.** The Company has two fixed stock-based employee compensation plans. The Company accounts for the plans under the intrinsic value method. Accordingly, no stock-based employee compensation cost is reflected in net earnings, as all options granted under the plans had an exercise price equal to the market value of the underlying Common Stock on the date of grant. See Note 13.

The Company applies APB No. 25 and related Interpretations in accounting for its plans. Under SFAS No. 123, compensation cost would be recognized for the fair value of the employees' purchase rights, which is estimated using the Black-Scholes model. The Company assumed a dividend yield of 0%, an expected life of five to ten years for each option, expected volatility of 38.0% to 41.6% and a risk-free interest rate of 4.8% to 6.0% for the three years ended December 31, 2002.

Had compensation cost for the Company's plans been determined consistent with SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000
	($000 Omitted)		
Net earnings:			
As reported	94,480	48,686	606
Stock-based employee compensation determined under fair value method	(616)	(630)	(420)
Pro forma	93,864	48,056	186
Earnings per share:			
Net earnings – basic	5.33	3.01	.04
Pro forma – basic	5.29	2.97	.01
Net earnings – diluted	5.30	2.98	.04
Pro forma – diluted	5.27	2.94	.01

Note 2

Restrictions on cash and investments. Statutory reserve funds are maintained to comply with legal requirements for statutory premium reserves and state deposits. These funds are not available for any other purpose.

A substantial majority of consolidated investments and cash at each year end was held by the Company's title insurer subsidiaries. Generally, the types of investments a title insurer can make are subject to legal restrictions. Furthermore, the transfer of funds by a title insurer to its parent or subsidiary operations, as well as other related party transactions, are restricted by law and generally require the approval of state insurance authorities.

Note 3

Dividend restrictions. Surplus as regards policyholders for Guaranty was $309,342,000 and $243,079,000 at December 31, 2002 and 2001, respectively. Statutory net income for Guaranty was $21,816,000, $11,195,000 and $5,289,000 in 2002, 2001 and 2000, respectively.

Substantially all of the consolidated retained earnings at each year end was represented by Guaranty, which owns directly or indirectly substantially all of the subsidiaries included in the consolidation.

Guaranty cannot pay a dividend in excess of certain limits without the approval of the Texas Insurance Commissioner. The maximum dividend which can be paid without such approval in 2003 is $61,868,000. Guaranty paid dividends of $90,000, $1,390,000 and $90,000 in 2002, 2001 and 2000, respectively.

Dividends from Guaranty are also voluntarily restricted primarily to maintain statutory surplus and liquidity at competitive levels. The ability of a title insurer to pay claims can significantly affect the decision of lenders and other customers when buying a policy from a particular insurer.

Note 4

Investments. The amortized costs and market values of debt and equity securities at December 31 follow:

	2002		2001	
	Amortized cost	Market value	Amortized cost	Market value
	($000 Omitted)			
Debt securities:				
Municipal	152,808	159,453	143,151	145,536
Corporate and utilities	127,265	132,502	117,950	119,500
U.S. Government	38,741	39,798	38,470	39,818
Foreign	33,008	34,748	7,767	7,842
Mortgage-backed	1,324	1,360	1,963	1,961
Equity securities	8,709	7,900	9,917	10,473
	361,855	375,761	319,218	325,130

Gross unrealized gains and losses at December 31 were:

	2002		2001	
	Gains	Losses	Gains	Losses
	($000 Omitted)			
Debt securities:				
Municipal	6,797	152	3,057	672
Corporate and utilities	6,472	1,235	2,954	1,404
U.S. Government	1,057	–	1,366	18
Foreign	1,742	2	96	21
Mortgage-backed	36	–	–	2
Equity securities	295	1,104	1,060	504
	16,399	2,493	8,533	2,621

Debt securities at December 31, 2002 mature, according to their contractual terms, as follows (actual maturities may differ because of call or prepayment rights):

	Amortized cost	Market value
	($000 Omitted)	
In one year or less	28,696	28,999
After one year through five years	119,370	124,324
After five years through ten years	150,897	158,858
After ten years	52,859	54,320
Mortgage-backed securities	1,324	1,360
	353,146	367,861

The Company believes its investment portfolio is diversified and expects no material loss to result from the failure to perform by issuers of the debt securities it holds. Investments made by the Company are not collateralized. The mortgage-backed securities are insured by U.S. Government agencies.

Note 5

Investment income. Income from investments and realized gains and losses for the three years follow:

	2002	2001	2000
	($000 Omitted)		
Income:			
Debt securities	17,484	15,614	13,770
Short-term investments, cash equivalents and other	3,210	4,308	5,337
	20,694	19,922	19,107
Realized gains and losses:			
Gains	7,966[1]	1,308	823
Losses	(4,934)	(952)	(800)
	3,032	356	23

[1] Includes gains on sales of real estate of $2,376,000.

The sales of securities resulted in proceeds of $118,106,000 in 2002, $41,694,000 in 2001 and $51,066,000 in 2000.

Expenses assignable to investment income were insignificant. There were no significant investments at December 31, 2002 that did not produce income during the year.

Note 6

Income taxes. Deferred income taxes at December 31, 2002 and 2001 were as follows:

	2002	2001
	($000 Omitted)	
Deferred tax assets:		
Accruals not currently deductible	1,313	874
Net operating loss carryforwards	213	483
Allowance for uncollectible amounts	963	891
Book over tax depreciation	2,314	3,526
Investments in partnerships	1,222	905
Foreign tax credit carryforwards	1,409	1,609
Other	1,711	1,804
	9,145	10,092
Less valuation allowance	(1,292)	(608)
	7,853	9,484
Deferred tax liabilities:		
Tax over book title loss provisions	(13,051)	(2,411)
Unrealized gains on investments	(4,867)	(2,069)
Other	(1,219)	(716)
	(19,137)	(5,196)
Net deferred income taxes	(11,284)	4,288

The Company has $1,207,000 and $202,000 foreign tax credit carryforwards that expire in 2006 and 2007, respectively. The valuation allowance relates to certain foreign tax credit carryforwards, net operating loss carryforwards and other deferred tax assets. Management believes it is more likely than not that future earnings will be sufficient to permit the Company to realize net deferred tax assets.

Deferred tax expense was $12,775,000, $2,012,000 and $2,041,000 in 2002, 2001 and 2000, respectively.

The following reconciles federal income taxes computed at the statutory rate with income taxes as reported.

	2002	2001	2000
	($000 Omitted)		
Expected income taxes at 35%	53,851	28,203	401
State income taxes	3,268	1,976	223
Foreign taxes – net of tax credits	1,761	528	–
Tax effect of permanent differences:			
Tax-exempt interest	(2,009)	(1,966)	(1,909)
Meals and entertainment	1,140	1,079	742
Goodwill	–	933	457
Net (earnings) losses from equity investees	(1,197)	(471)	208
Minority interests	1,201	997	546
Non-taxable income	(1,303)	(1,434)	(1,044)
Other – net	2,668	2,049	916
Income taxes	59,380	31,894	540
Effective income tax rates (%)	38.6	39.6	47.1

Note 7

Goodwill. The carrying amounts of goodwill for the title reporting unit were $56,916,000 and $45,704,000 at December 31, 2002 and 2001, respectively. The remaining goodwill was attributable to the REI segment's two reporting units. During the three years ended December 31, 2002, goodwill was increased by acquisitions. Goodwill was decreased primarily by amortization in 2001 and 2000. In accordance with SFAS No. 142, amortization of goodwill was stopped effective January 1, 2002. There were no impairment write-offs of goodwill during the three years ended December 31, 2002 except for $675,000 in 2001 in the REI segment and $28,000 in 2001 in the title segment.

	2002	2001	2000
	($000 Omitted, except per share)		
Net earnings:			
As reported	94,480	48,686	606
Excluding goodwill amortization	–	51,697	2,413
Basic earnings per share:			
As reported	5.33	3.01	.04
Excluding goodwill amortization	–	3.19	.16
Diluted earnings per share:			
As reported	5.30	2.98	.04
Excluding goodwill amortization	–	3.16	.16

Note 8

Equity investees. Certain summarized aggregated financial information for investees follows:

	2002	2001	2000
	($000 Omitted)		
For the year:			
Revenues	**47,723**	51,318	37,757
Net earnings	**7,635**	3,617	602
As of December 31:			
Total assets	**18,255**	25,475	
Notes payable	**3,566**	6,823	
Stockholders' equity	**12,423**	15,457	

Title premium revenues earned, less amounts retained by agencies, from policies issued by equity investees were $9,092,000, $7,705,000 and $4,969,000 in 2002, 2001 and 2000, respectively.

The amount of earnings (losses) from equity investees was $3,420,000, $1,345,000 and ($596,000) in 2002, 2001 and 2000, respectively. These amounts are included in title insurance – direct operations in the consolidated financial statements.

Goodwill related to equity investees was not amortized for the year ended December 31, 2002 in accordance with SFAS No. 142. Goodwill related to equity investees was amortized for the two years ended December 31, 2001 on a basis similar to other goodwill. Equity investments will continue to be reviewed for impairment. See Note 1B.

Note 9

Notes payable.

	2002	2001
	($000 Omitted)	
Banks – primarily unsecured and at LIBOR[1] plus .75%, varying payments	**9,759**	7,620
Other than banks	**4,436**	6,174
	14,195	13,794

[1] 1.38% and 1.88% at December 31, 2002 and 2001, respectively.

The notes are due $6,841,000 in 2003, $2,124,000 in 2004, $1,734,000 in 2005, $613,000 in 2006, $2,206,000 in 2007 and $677,000 subsequent to 2007.

Note 10

Estimated title losses. Provisions accrued, payments made and liability balances for the three years follow:

	2002	2001	2000
	($000 Omitted)		
Balances at January 1	**202,544**	190,298	183,787
Provisions	**75,920**	51,454	38,999
Payments	**(48,441)**	(39,721)	(32,338)
Reserve balances acquired	**35**	763	–
Decreases in salvage	**–**	(250)	(150)
Balances at December 31	**230,058**	202,544	190,298

Provisions include amounts related to the current year of approximately $75,626,000, $51,085,000 and $38,815,000 for 2002, 2001 and 2000, respectively. Payments related to the current year, including escrow and other loss payments, were approximately $10,688,000, $11,817,000 and $8,515,000 in 2002, 2001 and 2000, respectively.

Note 11

Common Stock and Class B Common Stock. Holders of Common and Class B Common Stock have the same rights, except no cash dividends may be paid on Class B Common Stock. The two classes of stock vote separately when electing directors and on any amendment to the Company's certificate of incorporation that affects the two classes unequally.

A provision of the by-laws requires an affirmative vote of at least two-thirds of the directors to elect officers or to approve any proposal that may come before the directors. This provision cannot be changed without a majority vote of each class of stock.

Holders of Class B Common Stock may, with no cumulative voting rights, elect four directors if 1,050,000 or more shares of Class B Common Stock are outstanding; three directors if between 600,000 and 1,050,000 shares are outstanding; and none if less than 600,000 shares of Class B Common Stock are outstanding. Holders of Common Stock, with cumulative voting rights, elect the balance of the nine directors.

Class B Common Stock may, at any time, be converted by its shareholders into Common Stock on a share-for-share basis, but all of the holders of Class B Common Stock have agreed among themselves not to convert their stock prior to January 2005. Such conversion is mandatory on any transfer to a person not a lineal descendant (or spouse, trustee, etc. of such descendant) of William H. Stewart.

At December 31, 2002 and 2001, there were 145,820 shares of Common Stock held by a subsidiary of the Company. These shares are considered retired but may be issued from time to time in lieu of new shares.

Note 12

Changes in stockholders' equity.

	Common and Class B Common Stock	Additional paid-in capital	Other comprehensive earnings	Treasury stock
	($000 Omitted)			
Balances at December 31, 1999	14,696	64,304	(3,530)	–
Acquisitions	430	4,507	–	–
Stock bonuses and other	41	545	–	–
Exercise of stock options	1	18	–	–
Tax benefit of stock options exercised	–	1	–	–
Unrealized investment gains	–	–	5,148	–
Realized loss reclassification	–	–	396	–
Foreign currency translations	–	–	(16)	–
Common stock repurchases	–	–	–	(1,512)
Balances at December 31, 2000	15,168	69,375	1,998	(1,512)
Stock offering	2,500	42,009	–	–
Acquisitions	198	3,022	–	–
Stock bonuses and other	25	474	–	–
Exercise of stock options	27	310	–	–
Tax benefit of stock options exercised	–	49	–	–
Unrealized investment gains	–	–	2,135	–
Realized gain reclassification	–	–	(180)	–
Foreign currency translations	–	–	196	–
Balances at December 31, 2001	17,918	115,239	4,149	(1,512)
Stock bonuses and other	44	747	–	–
Exercise of stock options	95	372	–	–
Tax benefit of stock options exercised	–	512	–	–
Unrealized investment gains	–	–	7,205	–
Realized gain reclassification	–	–	(2,009)	–
Foreign currency translations	–	–	(1)	–
Common stock repurchased	–	–	–	(2,220)
Common stock forfeited	–	–	–	(173)
Balances at December 31, 2002	**18,057**	**116,870**	**9,344**	**(3,905)**

In August 2001 the Company issued 2,500,000 shares of its Common Stock in an offering at a price of $19 per share.

Note 13

Stock options. A summary of the status of the Company's fixed stock option plans for the three years follows:

	Shares	Exercise prices (1)
		($)
December 31, 1999	392,400	12.81
Granted	86,100	13.00
Exercised	(1,500)	13.00
Forfeited	(6,800)	13.57
December 31, 2000	470,200	12.83
Granted	84,100	19.37
Exercised	(27,100)	12.43
Forfeited	(11,000)	18.81
December 31, 2001	516,200	13.79
Granted	86,100	19.02
Exercised	(94,800)	4.98
Forfeited	(2,800)	20.22
December 31, 2002	**504,700**	**16.31**

(1) Weighted average

At December 31, 2002, 2001 and 2000 there were 504,700, 516,200 and 470,200 options, respectively, exercisable. The weighted average fair values of options granted during the years 2002, 2001 and 2000 were $11.01, $11.53 and $7.51, respectively. See Note 1S.

The following summarizes information about fixed stock options outstanding and exercisable at December 31, 2002:

	Range of exercise prices ($)		
	9.75 to 13.00	16.97 to 20.22	Total
Shares	180,100	324,600	504,700
Remaining contractual life – years (1)	3.3	7.3	5.9
Exercise price ($) (1)	11.06	19.22	16.31

(1) Weighted average

Note 14

Earnings per share. The Company's basic earnings per share was calculated by dividing net earnings by the weighted average number of shares of Common Stock and Class B Common Stock outstanding during the reporting period.

To calculate diluted earnings per share, the number of shares determined above was increased by assuming the issuance of all dilutive shares during the same reporting period. The treasury stock method was used in calculating the additional number of shares. The only potentially dilutive effect on earnings per share for the Company is related to its stock option plans.

In calculating the effect of the options and determining diluted earnings per share, the average number of shares used in calculating basic earnings per share was increased by 90,000 in 2002, 153,000 in 2001 and 106,000 in 2000.

Note 15

Reinsurance. As is the industry practice, the Company cedes risks to other title insurance underwriters. However, the Company remains liable if the reinsurer should fail to meet its obligations. The Company also assumes risks from other underwriters. Payments and recoveries on reinsured losses were insignificant during the three years ended December 31, 2002. The total amount of premiums for assumed and ceded risks was less than one percent of title revenues in each of the last three years.

Note 16

Leases. The Company's expense for leased office space was $40,663,000 in 2002, $37,181,000 in 2001 and $32,667,000 in 2000. These are noncancelable, operating leases expiring over the next 14 years. The future minimum lease payments are summarized as follows (stated in thousands of dollars):

2003	34,350
2004	26,628
2005	19,228
2006	15,289
2007	11,851
2008 and after	65,907
	173,253

Note 17

Contingent liabilities and commitments. The Company is contingently liable for disbursements of escrow funds held by agencies in certain cases where specific insured closing guarantees have been issued.

The Company routinely holds funds in segregated escrow accounts pending the closing of real estate transactions. These accounts are not included in the consolidated balance sheets. This resulted in a contingent liability to the Company of approximately $1,053,614,000 at December 31, 2002.

The Company is a qualified intermediary in tax-deferred property exchanges for customers pursuant to Section 1031 of the Internal Revenue Code. The Company holds the proceeds from transactions until a qualifying exchange can occur. This resulted in a contingent liability to the Company of approximately $340,714,000 at December 31, 2002.

On December 31, 2002 the Company was contingently liable for guarantees of indebtedness owed primarily to banks and others by unconsolidated equity investees and other third parties. The guarantees relate primarily to business expansion and generally expire no later than December 15, 2006. The maximum potential future payments on the guarantees amounts to $2,679,000 for equity investees and $7,216,000 for other third parties. Management believes that the collateral available, primarily title plants and the guarantees of corporate stock, would enable the Company to recover the amounts paid under the guarantees. The Company believes no provision for losses is needed because no loss is expected on these guarantees.

In the ordinary course of business the Company guarantees the third party indebtedness of its consolidated subsidiaries. On December 31, 2002 the maximum potential future payments on the guarantees is not more than the notes payable recorded on the consolidated balance sheets.

In the normal conduct of its business, the Company is subject to lawsuits, regulatory investigations and other legal proceedings that may involve substantial amounts. Such matters are not predictable with complete assurance. The Company believes the probable resolution of such contingencies will not materially affect the financial condition of the Company.

NOTE 18

SEGMENT INFORMATION. The Company's two reportable segments are title and real estate information (REI). Both segments serve each other and the real estate and mortgage industries.

The title segment provides services needed in transferring the title in a real estate transaction. These services include searching, examining and closing the title to real property and insuring the condition of the title.

The REI segment primarily provides services related to real estate transactions through electronic delivery. These services include title reports, flood determinations, property appraisals, mortgage documents, property reports and tax services. This segment also provides post-closing services to lenders. In addition, the REI segment provides services related to Section 1031 tax-deferred exchanges, mapping, and construction and maintenance of title plants for county clerks, tax assessors and title agencies.

Under the Company's internal reporting system, most general corporate expenses are incurred by and charged to the title segment. Technology costs are also charged to the title segment, except for direct expenditures related to the REI segment. All investment income is included in the title segment as it is generated primarily from the investments of the title underwriting operations.

	Title	REI	Total
	($000 Omitted)		
2002:			
Revenues	**1,708,597**	**71,119**	**1,779,716**
Intersegment revenues	**2,063**	**1,398**	**3,461**
Depreciation and amortization	**18,545**	**2,838**	**21,383**
Pretax earnings	**145,059**	**8,801**	**153,860**
Identifiable assets	**797,854**	**44,419**	**842,273**
2001:			
Revenues	1,207,764	63,821	1,271,585
Intersegment revenues	2,023	3,787	5,810
Depreciation and amortization	18,389	4,259	22,648
Pretax earnings	75,294	5,286	80,580
Identifiable assets	639,282	38,581	677,863
2000:			
Revenues	884,736	50,749	935,485
Intersegment revenues	226	3,379	3,605
Depreciation and amortization	16,710	4,241	20,951
Pretax earnings (losses)	5,863	(4,717)	1,146

NOTE 19

QUARTERLY FINANCIAL INFORMATION (UNAUDITED).

	Mar 31	June 30	Sept 30	Dec 31
	($000 Omitted, except per share)			
Revenues:				
2002	**347,974**	**407,128**	**473,345**	**551,269**
2001	245,714	315,660	340,154	370,057
Net earnings:				
2002	**11,344**	**17,711**	**21,597**	**43,828**
2001	3,073	15,438	13,003	17,172
Earnings per share – diluted:				
2002	**.63**	**.99**	**1.22**	**2.46**
2001	.20	1.00	.78	.96

Computations of per share amounts for quarters are made independently. Therefore, the sum of per share amounts above may not agree with per share amounts for the year as a whole.

Stewart Title Guaranty Company
Stewart Title Insurance Company
Principal Underwriters of Stewart Information Services Corporation

Unconsolidated Statutory Balance Sheets (Unaudited)
From statutory Annual Statements as filed

December 31, 2002	Stewart Title Guaranty Company	Stewart Title Insurance Company
	($000 Omitted)	
Admitted assets		
Bonds	299,045	34,320
Stocks – investments in affiliates	240,833	–
Stocks – other	7,821	–
Cash and short-term investments	57,169	2,942
Title plants	3,734	100
Title insurance premiums and fees receivable	26,495	1,115
Other	16,521	1,557
	651,618	40,034
Liabilities, surplus and other funds		
Reserve for title losses	42,812	9,072
Statutory premium reserve	266,184	12,784
Other	33,280	2,717
	342,276	24,573
Surplus as regards policyholders (Note)	309,342	15,461
	651,618	40,034
Consolidated stockholder's equity (unaudited), based on accounting principles generally accepted in the United States of America (GAAP), for Stewart Title Guaranty Company at December 31, 2002 (000 omitted)	$444,890	

Note: The amount shown above for stockholder's equity exceeds policyholders surplus primarily because under GAAP the statutory premium reserve and reserve for reported title losses are eliminated and estimated title loss reserves are substituted, net of applicable income taxes.

Unaudited - see accompanying independent auditors' report.

Stewart Title Guaranty Company
Statutory Policyholders Surplus Growth
(In $ millions)

28 consecutive years of statutory policyholders surplus growth - unmatched in the title industry.



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309
'75
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Corporate Information

DIRECTORS

Lloyd Bentsen III
General Partner
Triad Ventures, Ltd.

Max Crisp
Executive Vice President and
Chief Financial Officer;
Secretary-Treasurer

Nita Hanks
Senior Vice President and
Director of Personnel
Stewart Title Guaranty Company

Paul Hobby
Chairman
Hobby Media Services

Dr. E. Douglas Hodo
President
Houston Baptist University

John P. LaWare
Former Member
Board of Governors of the
Federal Reserve System

Malcolm S. Morris
Chairman of the Board

Stewart Morris, Jr.
President

Dr. W. Arthur Porter
Dean, College of Engineering
University of Oklahoma

ADVISORY DIRECTORS

C.M. Hudspeth
of counsel, DeLange, Hudspeth,
McConnell & Tibbets, LLP
Attorneys at Law

Laurie Moore-Moore
President
The Institute for
Luxury Home Marketing

Carloss Morris
Chairman of the
Executive Committee
Stewart Title Guaranty Company

Stewart Morris
Chairman of the
Executive Committee
Stewart Title Company

OFFICERS

Malcolm S. Morris
Chairman of the Board and
Co-Chief Executive Officer

Stewart Morris, Jr.
President and
Co-Chief Executive Officer

Max Crisp
Executive Vice President and
Chief Financial Officer;
Secretary-Treasurer

TRANSFER AGENT

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
888-393-5066
www.mellon-investor.com

AUDITORS

KPMG LLP
700 Louisiana
Houston, Texas 77002

INVESTOR CONTACT

Investor Relations Department
Ted C. Jones, Ph.D.
800-729-1900
www.stewart.com

Additional copies of this annual report and copies of the Form 10-K filed with the Securities and Exchange Commission are available without charge, upon written request.



Left to right, back: Stewart Morris, John P. LaWare, Max Crisp, Lloyd Bentsen III, Nita Hanks, Dr. W. Arthur Porter, Paul Hobby, C.M. Hudspeth, Carloss Morris, (front) Laurie Moore-Moore, Stewart Morris, Jr., Dr. E. Douglas Hodo and Malcolm S. Morris.

CREDITS Design: Pegasus Design, Inc. www.pegasusdesign.com

stewart®

SANCTITY OF CONTRACT

1980 Post Oak Boulevard
Houston, Texas 77056
www.stewart.com